Exhibit 99.1

Exhibit 99.1

SPI Energy Announces Pricing of $16.0 Million Registered Direct Offering

SANTA CLARA, CALIFORNIA – Wednesday, September 30, 2020 – SPI Energy Co., Ltd., (NASDAQ: SPI) (the "Company"), a global provider of photovoltaic (PV) solutions for business, residential, government, and utility customers and investors, today announced that it has entered into a securities purchase agreement with institutional investors for the issuance and sale of 2,964,000 shares of its common stock at a price of $5.40 per share, for aggregate gross proceeds of approximately $16.0 million, in a registered direct offering.

Kingswood Capital Markets, division of Benchmark Investments, Inc., is acting as exclusive placement agent for the offering.

The offering is expected to close on or about October 2, 2020, subject to the satisfaction of customary closing conditions.

The offering is being made pursuant to an effective shelf registration statement on Form F-3 (File No. 333-240289) previously filed and declared effective by the Securities and Exchange Commission (the "SEC"), and declared effective on September 30, 2020. The offering of the shares of common stock will be made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement, describing the terms of the proposed offering, which will be filed with the SEC. The Company will also file a Form 6-K in connection with the securities purchase agreement and the closing of the offering.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sales of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

When available, copies of the prospectus supplement relating to this registered direct offering, together with the accompanying prospectus, can be obtained at the SEC's website at www.sec.gov or from Kingswood Capital Markets, division of Benchmark Investments Inc., 17 Battery Place, New York, NY 10004, Attention: Syndicate Department, or via email at syndicate@kingswoodcm.com or telephone at (212) 404-7002. Before investing in this offering, interested parties should read in their entirety the prospectus supplement and the accompanying prospectus and the other documents that the Company has filed with the SEC that are incorporated by reference in such prospectus supplement and the accompanying prospectus, which provide more information about the Company and such offering.

About SPI Energy

SPI Energy Co., Ltd. (SPI) is a global provider of photovoltaic (PV) solutions for business, residential, government, and utility customers and investors. The Company provides a full spectrum of EPC services to third party project developers, as well as develops, owns and operates solar projects that sell electricity to the grid in multiple countries, including the U.S., the U.K., Greece, Japan and Italy. The Company has its headquarters in Santa Clara, California and maintains global operations in Asia, Europe, North America and Australia. SPI is also targeting strategic investment opportunities in green industries and/or industries, such as electric vehicles and charging stations, leveraging the Company’s expertise and growing base of cash flow from solar projects and funding development of projects in agriculture (hemp, alfalfa, etc.) and other markets with significant growth potential.

Forward-Looking Statements

This press release contains forward-looking statements, as that term is defined in the Private Litigation Reform Act of 1995, that involve significant risks and uncertainties. Forward-looking statements can be identified through the use of words such as may," "might," "will," "intend," "should," "could," "can," "would," "continue," "expect," "believe," "anticipate," "estimate," "predict," "outlook," "potential," "plan," "seek," and similar expressions and variations or the negatives of these terms or other comparable terminology. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect the Company's current expectations and speak only as of the date of this release. Actual results may differ materially from the Company's current expectations depending upon a number of factors. These factors include, among others, the coronavirus (COVID-19) and the effects of the outbreak and actions taken in connection therewith, adverse changes in general economic and market conditions, competitive factors including but not limited to pricing pressures and new product introductions, uncertainty of customer acceptance of new product offerings and market changes, risks associated with managing the growth of the business, and those other risks and uncertainties that are described in the "Risk Factors" section of the Company's annual report filed on Form 20-F filed with the Securities and Exchange Commission. Except as required by law, the Company does not undertake any responsibility to revise or update any forward-looking statements.

Contact:
SPI Energy Co., Ltd.

IR Department

Email: ir@spigroups.com

Dave Gentry

RedChipCompanies, Inc.

Phone:(407) 491-4498

dave@redchip.com